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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Atlantic Premium Brands, Ltd.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   048263 10 7
                             ----------------------
                                 (CUSIP Number)


                                  May 24, 1999
              ----------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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[ CUSIP NO. 048263 10 7 ]                13G               [ Page 2 of 6 Pages ]


--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

        Alan F. Sussna
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
    NUMBER OF
                           5.      SOLE VOTING POWER
      SHARES                            397,681
                           -----------------------------------------------------
   BENEFICIALLY            6.      SHARED VOTING POWER
                                        9,803
     OWNED BY              -----------------------------------------------------
                           7.      SOLE DISPOSITIVE POWER
       EACH                             397,681
                           -----------------------------------------------------
     REPORTING             8.      SHARED DISPOSITIVE POWER
                                        9,803
    PERSON WITH
--------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        407,484
--------------------------------------------------------------------------------
 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.9%
--------------------------------------------------------------------------------
 12.    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------


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[ CUSIP NO. 048263 10 7 ]                13G               [ Page 3 of 6 Pages ]



                                  SCHEDULE 13G

Item 1(a).      Name of Issuer:

                                    Atlantic Premium Brands, Ltd.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                                    650 Dundee Road, Suite 370
                                    Northbrook, IL 60062

Item 2(a).      Name of Person Filing:

                                    Alan F. Sussna

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                                    650 Dundee Road, Suite 370
                                    Northbrook, IL 60062

Item 2(c).      Citizenship:

                                    U.S.A.

Item 2(d).      Title of Class of Securities:

                                    Common Stock, par value $0.01 per share

Item 2(e).      CUSIP Number:

                                    048263 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                                    Not applicable.

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]


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[ CUSIP NO. 048263 10 7 ]                13G               [ Page 4 of 6 Pages ]



Item 4.         Ownership:

                (a)          Amount beneficially owned:

                                   407,484

                (b)          Percent of Class:

                                   6.0%

                (c)          Number of shares as to which such person has:

                             (i)   sole power to vote or to direct the vote:

                                   397,681

                             (ii)  shared power to vote or to direct the vote:

                                   9,803

                             (iii) sole power to dispose or to direct the
                                   disposition of:

                                   397,681

                             (iv) shared power to dispose or to direct the disposition of:

                                   9,803

Item 5.         Ownership of Five Percent or Less of a Class.

                                   Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                The information provided in Item 4 includes 162,725 shares held by Mr. Sussna as trustee of the Alan F. Sussna Trust, a trust of which he is the beneficiary and has the power to revoke, and includes 9,803 share held by Mr. Sussna's wife, Brenda B. Sussna, as trustee of the Brenda B. Sussna Trust, a trust of which she is the beneficiary and has the power to revoke. As a result, Mr. Sussna's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 9,803 shares. The information provided in Item 4 also includes approximately 1,623 shares held in Mr. Sussna's name by Harris Trust and Savings pursuant to the Atlantic Premium Brands Employee Stock Purchase Plan and 233,333 shares underlying currently


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[ CUSIP NO. 048263 10 7 ]                13G               [ Page 5 of 6 Pages ]



                exercisable options or options exercisable within 60 days, which options are held by Mr. Sussna as trustee of the Alan F. Sussna Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                                    Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

                                    Not Applicable.

Item 9.         Notice of Dissolution of Group.

                                    Not Applicable.

Item 10.        Certifications.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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[ CUSIP NO. 048263 10 7 ]                13G               [ Page 6 of 6 Pages ]


         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1999                              /s/ ALAN F. SUSSNA
                                          --------------------------------
                                                 Alan F. Sussna